

Mail Stop 3628

January 6, 2010

VIA FACSIMILE (617-876-7616) and US MAIL

Victor J. Paci
Equity Resource Investments, LLC
1280 Massachusetts Avenue, 4th Floor
Cambridge, MA 02138

   Re: **Presidential Associates I Limited Partnership**
     Preliminary Merger Proxy Statement on Schedule 14A
     Filed on December 7, 2009
     File No. 000-12210

     Schedule 13E-3 Filed December 7, 2009
     Filed by Presidential Associates I Limited Partnership, ERI/Presidential LLC,
     ERI/Presidential Merger Sub Limited Partnership, Equity Resource
     Investments, LLC, Winthrop Financial Co., Inc., Linnaeus-Phoenix Associates
     Limited Partnership, DCA Adolphus LLC, ERI/Win GP LLC, ERF Manager
     LLC, Equity Resource Fund XXIV, LLC, ERF Fund XXIV GP LLC, Eggert
     Dagbjartsson, Victor J. Paci and Andrew Prague
     File No. 005-39072

Dear Mr. Paci:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement on Schedule 14A

Reasons for the Transaction; Fairness of the Transaction, page 14
"Our general partners are entitled to its proportionate share of our distributable assets, page 16

1.   We note your disclosure that the general partners are "now entitled to receive, in the aggregate, 5% of all non-cash flow distributions." Please quantify this percentage into a dollar amount and clarify what you mean by "non-cash flow distributions."

Fairness of the Merger, page 17

2.   We note your disclosure in the introductory paragraph of this section where you disclose that the filing persons of the Schedule 13E-3 "all reasonably believe that the merger and merger agreement is both substantively and procedurally fair to the limited partners of the Partnership." (Emphasis added). Please revise to state whether such persons believe the merger transaction is substantively and procedurally fair to unaffiliated limited partners of the Partnership. See Item 1014(a) of Regulation M-A and See Question Nos. 19 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).

Substantial Fairness, page 17

3.   We note your disclosure in the carryover paragraph on page 18 that the filing persons "agree with CAS FAS' analysis and opinion as to the fairness of the merger consideration." Please note that if any filing person based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. *See* Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise your disclosure accordingly.

4.   In addition, the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). If the filing persons are relying on the discussion of others such as the financial advisor, please note that to the extent the financial advisor's discussion and analysis does not address each of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, each of the filing persons must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. We note for example that the recommendation and analysis of the CAS FAS' does not appear to address many of the factors listed in Instruction 2 to Item 1014. Please revise your disclosure accordingly, or explain in detail why such factors were not deemed material or relevant.

5.   Please address how each of the board, or any filing person relying on the financial advisor's opinion, was able to reach the fairness determination as to unaffiliated security holders, given that the financial advisor's fairness opinion addressed fairness with respect to all limited partners, rather than all limited partners unaffiliated with the Partnership.

Procedural Fairness, page 18

6.   We note your disclosure in the fifth paragraph that each of the filing persons "did consider and explore alternative methods that would result in the Partnership becoming a non-reporting SEC company, each of which was determined to be impractical, more expensive, more time-consuming or potentially ineffective in achieving our goals in an efficient manner." Please revise this section to specifically describe the other alternatives considered by the filing persons and the specific reasons each of the alternatives were rejected. Refer to Item 1013(b) of Regulation M-A.

Fairness Opinion, page 19

7.   We note your disclosure in the first full paragraph that the letter agreement entered into with CAS FAS specified "the materials required by CAS FAS in order to complete the Fairness Opinion." Please specify and describe the materials provided to CAS FAS. In addition, to extent such materials included any financial projections, please disclose the projections provided to CAS FAS. Your discussion should include the date of the projections as well as the key business, and economic, assumptions underlying your projections.

8.   Please revise to disclose the data underlying the results described in this section. In addition, for each analysis, show how the information from the analysis resulted in the conclusion disclosed in your document.

Effects of the Transaction on the Partnership; Plans after the Merger Transaction, page 22

9.   It does not appear you have included the information required by Instruction 3 to Item 1013(d), which provides that if the Schedule 13E-3 if filed by an affiliate of the subject company, the description of the effects of the transaction should also disclose the affiliate's interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages. Please revise your disclosure accordingly.

Material U.S. Federal Income Tax Consequences of the Merger, page 24

10.   We not the reference to footnote 3 providing that your discussion on the tax consequences is to be reviewed by tax counsel. Please confirm to us that before you file your definitive proxy statement, you will remove this footnote reference.

The Merger Agreement, page 27

11.   It is your responsibility to summarize accurately. Please revise the first paragraph of this section to delete the portion of the sentence indicating that the summary of merger agreement opinion is qualified in its entirety by reference to the full text of the agreement. Please make a corresponding change to similar disclosure contained in the last paragraph on page 43.

Exhibit C: Fairness Opinion

12.   It does not appear you have provided all of the exhibits listed in Item 5 of the Fairness Opinion. In this regard, we note you have only filed Exhibit 1 containing the definitions used in the opinion. Please tell us if you intend to provide Exhibits 4, 6 and 7 to the limited partnership holders. If not, please explain why not and provide these materials to us supplementally.

*   *   *   *

         As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   Please direct any questions to me at (202) 551-3621. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                              Sincerely,

                              Song Brandon
                              Special Counsel
                              Office of Mergers & Acquisitions